The Valley Forge Fund, Inc.

1375 Anthony Wayne Drive

Wayne, PA 19087

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of The Valley Forge Fund, Inc. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 3, 2007 and from October 3, 2007 through December 3, 2007.

Based on this evaluation, we assert that the Company was, except for the items noted in the subsequent paragraph, in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 3, 2007 and from October 3, 2007 through December 3, 2007 with respect to securities reflected in the investment account of the Company.

During an examination by the independent registered public accounting firm they found that there was a sale of a security in which the sale date had not been recorded properly in the Fund’s sales journal.  However; the date had been properly recorded in both the Fund’s realized gain/loss report and daily NAV pricing sheet.  The examination also resulted in an instance where one of the Fund’s holdings had a corporate action which reduced the number of shares held by the Fund.  The Fund’s detailed security ledger (position report by security lot held) had not been adjusted to reflect the new shares held by the Fund.  The correct shares were however; properly reflected on the daily NAV pricing sheet of the Fund.  These instances were caused by the necessity of the Fund’s system to be a dual entry system whereby portfolio transactions need to be entered in multiple files in order to be reflected properly on all Fund reports.

The Valley Forge Fund, Inc.

By:

/s/ Bernie Klawans

Bernard B. Klawans

President